Filed by Bowater Incorporated
Commission File No. 1-8712
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Bowater Incorporated
Commission File No. 1-8712
[Email Letter to Bowater Employees]
January 29, 2007
Dear Colleague,
I am very pleased to tell you that today we are announcing that Abitibi-Consolidated and Bowater have agreed to combine our companies in an all-stock merger of equals. The new company, to be called AbitibiBowater Inc., will be a leader in the paper and forest products industry that will be stronger — both operationally and financially — and better positioned to meet the changing needs of our customers as we compete in an increasingly global market.
Combining our business with Abitibi-Consolidated will position the new company for far greater success than either company could have achieved alone. By establishing a larger and stronger organization that is better able to compete globally, this combination will create more opportunities and provide greater long-term security for the vast majority of employees at both companies.
As you know, we are operating in a challenging market environment. Newsprint demand has been lower, there are industry-wide efficiency and capacity challenges, new competition from overseas is coming, and our customers’ needs continue to evolve. Given these realities, the best way to ensure a bright future for our employees, customers and shareholders is to take the bold step of creating a stronger merged company that can compete and grow.
By combining Abitibi-Consolidated and Bowater, we will be able to generate efficiencies that will further competitive pricing and lead to improved product quality, new product innovation and improved shipment times, while ensuring a steady supply stream for our customers in North America. These efficiencies will make AbitibiBowater Inc. a stronger competitor that is better positioned to prosper in a tough business.
You should know that the synergies we expect to realize from this merger are not predicated on a significant reduction in our workforce. Clearly, as we integrate the companies — which will not take place until well after the closing — there will likely be some overlap in administrative and corporate functions, but the vast majority of employees will not be significantly affected by this merger.
Both Abitibi-Consolidated and Bowater have highly skilled work forces and complementary cultures that are focused on achieving operational excellence. Going forward, I am confident that AbitibiBowater Inc. will maintain this focus by tapping the best talent and adopting the best practices from each company.
It is important to realize, however, that this announcement is the first step in a long process. Before our companies can merge, certain conditions, such as shareholder and regulatory approvals, must be met. While we expect to receive the necessary approvals and to close the merger in the third quarter of 2007, until that time we must continue to operate as independent companies.

AbitibiBowater Inc. will be headquartered in Montreal, Canada with a U.S. regional manufacturing and sales office in Greenville. John Weaver, Abitibi-Consolidated’s CEO, will be Executive Chairman of the combined company and I will serve as President and Chief Executive Officer, with primary responsibility for operations and sales.
We just finished 2006 with an outstanding safety improvement. Significant change like this can cause us to lose focus on being safe — let’s keep our eye on continuing to improve.
Thank you again for your continued dedication and commitment. Your hard work in building Bowater has given us this exciting growth opportunity. We are grateful for the contributions you have made, and will continue to make, to our company.
Sincerely,
Dave Paterson

     Forward-Looking Statements
     Any statements made regarding the proposed transaction between Abitibi and Bowater, the expected timetable for completing the transaction, benefits or synergies of the transaction, and other statements contained in this letter that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “projects,” “intends,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi and Bowater (separately and together the “Companies”). Such statements include, but are not limited to, statements about future financial and operating results including expected synergies and the manner in which they will be achieved, Abitibi’s and Bowater’s plans, objectives, expectations and intentions, the markets for Abitibi’s and Bowater’s products, the future development of Abitibi’s and Bowater’s business, and the contingencies and uncertainties to which Abitibi and Bowater may be subject, and other statements that are not historical facts. There is no assurance the transaction contemplated in this letter will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this letter are expressly qualified by information contained in each company’s filings with regulatory authorities.
     The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the transaction may not be fully realized or may take longer to realize than expected; and disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi’s and Bowater’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi and Bowater with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s internet site (http://www.sec.gov). Neither Abitibi nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.
Additional Information and Where to Find It
     In connection with the proposed transaction, AbitibiBowater Inc. will file with the SEC a registration statement on Form S-4, which will include a proxy statement of Bowater, a prospectus of AbitibiBowater and a management information circular of Abitibi. Shareholders are urged to read the joint proxy statement/prospectus/management information circular regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus/management information circular, as well as other filings containing information about Abitibi and Bowater, without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus/management information circular and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi, 1155 Metcalfe Street, Suite 800, Montreal, Quebec Canada H3B 5H2, Attention: Investor Relations (514) 394-2341, or to Bowater, 55 Camperdown Way, Greenville, South Carolina USA 29602, Attention: Investor Relations (864) 271-7733.
Participants in the Solicitation
     Abitibi, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi’s directors and executive officers is available in the 2005 Annual Report on Form 40-F filed with the SEC by Abitibi on March 31, 2006, and the management information circular with respect to Abitibi’s 2006 Annual Meeting of Shareholders filed by Abitibi on SEDAR on March 31, 2006. Information regarding Bowater’s directors and executive officers is available in the Annual Report on Form 10-K filed with the SEC by Bowater on March 13, 2006 and the Proxy Statement with respect to Bowater’s 2006 Annual Meeting of Stockholders filed by Bowater with the SEC on April 12, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus/management information circular and other relevant materials to be filed with the SEC when they become available.